[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]

             December 17, 2013

Via EDGAR

Karl Hiller
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Boulder Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-33595

Dear Mr. Hiller:

This letter provides the responses of Boulder Brands, Inc. (the “Company”) to the comments set forth in the letter dated December 3, 2013 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in relation to the disclosure contained in the Company’s Form 10-K (the “2012 Form 10-K”) for the fiscal year ended December 31, 2012. For your convenience, we have set forth below each of the comments to the 2012 Form 10-K, followed in each case by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

Note 7 – Goodwill and Intangible Assets, page F-15

1.
We note your disclosures regarding your policy for goodwill and other intangible assets.  In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please expand your disclosure to identify the reporting unit levels used for goodwill impairment assessment purposes. For each reporting unit with a fair value not substantially in excess of its carry value, also address the following points in your disclosure: (i) identify the reporting unit; (ii) indicate the percentage by which fair value exceeds the carrying value as of the most-recent evaluation; (iii) quantify the amount of goodwill associated with the unit; and (iv) describe the assumptions that drive the estimated fair value. Please refer to Item 303 of Regulation S-K and §§216 and 501.14 of the Financial Reporting Codification for guidance.

Response:  The Company advises the Staff that the reporting unit that was used for goodwill impairment assessment purposes as of June 30, 2012 (the date of the Company’s 2012 annual impairment test) was the entire company, because at that time the Company had not started, nor did its reporting structure provide for, reporting in multiple segments.  Subsequent to June 30, 2012, the Company reorganized its management reporting structure and determined that, as a result, it needed to begin reporting through more than one segment.  The Company currently reports through two segments—Smart Balance and Natural—and currently tests goodwill impairment at one level below the reportable segments, at the reporting unit level, including (1) Smart Balance, (2) Earth Balance, (3) Udi’s, (4) Glutino and (5) Level.

Accordingly, beginning with the Company’s Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”), the Company will expand the disclosure in Note 2, “Summary of Significant Accounting Policies—Goodwill” (page F-10 of the 2012 10-K), to identify the reporting unit levels used for goodwill impairment assessment purposes.  Specifically, the Company will add a sentence stating that “The reporting unit levels used for goodwill impairment assessment purposes include Smart Balance, Earth Balance, Udi’s, Glutino and Level.”

In addition, in response to the Staff’s comment, in future filings beginning with the 2013 Form 10-K, for each reporting unit with a fair value not substantially in excess of its carrying value, the Company will also address the disclosures requested above.

Note 18 – Segment Information, page F-28

2.
Discussion in the Business section of your filing indicates that your product portfolio consists of buttery spreads, spreadable butters and blended butter sticks, enhanced milks, peanut butters, and gluten free grocery products. Please refer to FASB ASC 280-10-50- 40 and disclose revenues for each product or each group of similar products.

Response:  The Company advises the Staff that it has assessed whether or not to include quantified disclosure of revenues for each product line or group of similar products and has concluded that such disclosure is not required pursuant to ASC 280-10-50-40.

The Company has more than 600 different SKU’s, but management evaluates the business and allocates resources by segment.  The Company’s operations are currently comprised of two reportable operating segments: Smart Balance and Natural. The Company believes that its current disclosure of net sales by reportable segment meets the requirements of ASC 280-10-50-40 because its reportable segments are themselves major categories of products.

The Company believes that ASC 280-10-50-38 allows companies that have similar products within each segment to limit disclosure to revenues at the segment level. In reaching this conclusion, the Company considered the guidance related to the segment aggregation criteria in ASC 280-10-50-11. Specifically, we note that the products within each segment have similar marketing strategies, distribution methods, classes of customers, degrees of risk and opportunities for growth.

The Company also advises the Staff that it refers to its product lines in the Business section of the Form 10-K in order to help investors understand the wide range of products the Company sells (more than 600 different SKU’s).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-859-8735 with any questions.

             Sincerely,

             /s/ Michael A. Levitt

             Michael A. Levitt

cc:	Joseph Klinko (Securities & Exchange Commission)
John Cannarella (Securities & Exchange Commission)
Christine Sacco (Boulder Brands, Inc.)
Norman Matar (Boulder Brands, Inc.)
Anthony Porfido (Boulder Brands, Inc.)
Philip Richter (Fried, Frank, Harris, Shriver & Jacobson LLP)